                                 SCHEDULE 14A
                                (Rule 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                             Exchange Act of 1934)

     Filed by the Registrant [X]  Filed by a Party other than the Registrant[_]

--------------------------------------------------------------------------------

Check the appropriate box:
[_]  Preliminary Proxy Statement
[_]  Definitive Proxy Statement
[_]  Definitive Additional Materials
[X]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12
[_] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

                              LEARNINGSTAR CORP.
               (Name of Registrant as Specified in Its Charter)

   (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     1) Title of each class of securities to which transaction applies:

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        pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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[_]  Fee paid previously with preliminary materials:

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     1) Amount previously paid:

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     4) Date Filed:


Filed by LearningStar Corp.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject:  LearningStar Corp.
Commission File No. 000-32613

On April 30, 2001, LearningStar Corp. disseminated the following press release:

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Pauline O'Keeffe, pokeeffe@learningstarcorp.com
                  -----------------------------
781-292-3048
Jennifer Aprile, japrile@learningstarcorp.com
                 ----------------------------
781-292-3085


  SMARTERKIDS.COM, INC. AND EARLYCHILDHOOD LLC FINALIZE COMBINATION TO CREATE
                               LEARNINGSTAR CORP.

  LearningStar Secures a $25 Million Credit Facility with GMAC Business Credit
    LEARNINGSTAR COMMON STOCK TO BEGIN TRADING ON THE NASDAQ NATIONAL MARKET
                UNDER TICKER SYMBOL LRNS ON TUESDAY, MAY 1, 2001

NEEDHAM, MASS. AND MONTEREY, CALF.-- APRIL 30, 2001 -- SmarterKids.com, Inc., a Delaware corporation and a leading online educational store and resource for parents, Earlychildhood LLC, a California limited liability company and a major retailer of educational products to teachers and parents, and LearningStar Corp., a Delaware corporation, announced today that the combination of SmarterKids.com and Earlychildhood has been completed and became effective on April 30, 2001. As a result of the combination, both SmarterKids.com and Earlychildhood became wholly-owned subsidiaries of LearningStar, whose shares will be traded under the symbol "LRNS" on the Nasdaq National Market beginning on Tuesday, May 1, 2001. Due to the combination, SmarterKids.com common stock has been delisted from quotation on the Nasdaq National Market effective as of the close of business on April 30, 2001 and SmarterKids.com ceased to be a public company. LearningStar is a developer, manufacturer, and retailer of educational products, serving teachers and parents by providing quality items and programs for children from infancy to age 12.

LearningStar has secured a $25 million credit facility with GMAC Business Credit that it intends to use to grow its business and secure its position in the educational and e-commerce sectors. This asset-based revolving credit facility will allow LearningStar to execute its business plan and become a frontrunner in the education commerce space

Effective as of the closing of the combination, LearningStar's management team was reconfigured. Ronald Elliott became Chief Executive Officer and Al Noyes became Chairman of the Board of LearningStar.

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LearningStar's newly appointed Chief Executive Officer, Ronald Elliott, said,
"LearningStar will create significant value by realizing the substantial economies made possible by this combination and by positioning itself for future growth. The convergence of retail expertise, superior products, complementary channels, and technology know-how, forms a company with both B-to-B and B-to-C leadership and a healthy bottom line." Mr. Elliott formerly served as Chief Executive Officer of Earlychildhood.

INTEGRATION HIGHLIGHTS

 o SmarterKids.com has transitioned its entire fulfillment operation from Mansfield, Massachusetts to Earlychildhood's warehouse system.

 o SmarterKids.com has successfully leased its Mansfield Distribution Center facility to a third party.

 o SmarterKids.com's customer service inquiries are now handled by Earlychildhood's West Coast Call Center.

 o Technology integration has been successful in allowing merchandise management from the West Coast.

 o SmarterKids.com has reduced its staff by 60%, and currently employs 45 individuals.

 o SmarterKids.com now offers selections from the Earlychildhood product mix, including proprietary and other items that were previously unavailable direct to consumers.

BUSINESS OUTLOOK

 o LearningStar presently anticipates 2001 consolidated revenue growth to exceed 15% over 2000 revenues of $90.6 million.

 o LearningStar presently anticipates 2001 pro forma EBITDA (excluding restructuring, stock compensation and one-time charges) for 2001 to be positive.

 o LearningStar will release Q1 earnings on May 13th and will host a conference call on May 14th to provide additional visibility on the business outlook.

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LearningStar is composed of the following businesses:

 o Discount School Supply--An innovative developer, manufacturer, and retailer of educational products and school supplies to child care programs, preschools, and schools. Sales of Discount School Supply products are conducted through a catalog, a field sales force and the Web.

 o Earlychildhood NEWS--An award-winning magazine focusing on the growth and development of children ages infancy to 12 offering information, curriculum and educational programs to teachers and parents.

 o Educational Products, Inc.--A premier distributor of custom-packaged school supplies and educational products to the elementary school market through school fundraising programs.

 o SmarterKids.com- A leading online education store and resource for parents providing the ability to profile a child's learning needs and goals and match these profile results to appropriate product and/or activity choices.

The combination of SmarterKids.com and Earlychildhood was effected pursuant to the Contribution Agreement and Plan of Reorganization and Merger by and among SmarterKids.com, Earlychildhood, LearningStar and S-E Educational Merger Corp. dated as of November 14, 2000 and as amended as of March 14, 2001. On April 9, 2001, at the special meeting of SmarterKids.com stockholders, the Combination Agreement and the combination of SmarterKids.com and Earlychildhood were approved by greater than a majority of the shares of SmarterKids.com common stock outstanding on the record date for the special meeting of stockholders.

Pursuant to the Combination Agreement (i) holders of Earlychildhood membership interests and options to purchase membership interests received an aggregate of 5,798,573 shares of LearningStar common stock or options to purchase LearningStar common stock, as applicable; and (ii) each issued and outstanding share of SmarterKids.com common stock was converted into the right to receive one-eighth of one share of LearningStar common stock. Upon completion of the combination, SmarterKids.com stockholders owned approximately one-third of the common stock of LearningStar and holders of membership interests in Earlychildhood owned approximately two-thirds of the LearningStar common stock.

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LearningStar filed a Registration Statement on Form S-4 with the Securities and
Exchange Commission on January 9, 2001 pursuant to which LearningStar will issue an aggregate of 3,214,232 shares of LearningStar common stock to the holders of SmarterKids.com common stock in exchange for the SmarterKids.com common stock.

LearningStar will hold a conference call and Web cast to discuss the specifics of the combination of SmarterKids.com (formerly traded as NASDAQ: SKDS) and Earlychildhood. The conference call is scheduled for Tuesday, May 1, 2001 at 10:00 a.m. (EST) and the dial-in number is (800) 811-8830, event ID 609739.

The conference call will also be Web cast over the Internet on LearningStar's investor relations page at http://www.learningstarcorp.com and an online archive of the broadcast will be available there, within one hour of the completion of the call, until May 15, 2001. A replay of the call will be available after 1:00 p.m. (EST) and can be accessed at the following replay number: (888) 203-1112, reservation number 609739 until May 15, 2001.

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ABOUT LEARNINGSTAR CORP.

LearningStar Corp. (NASDAQ: LRNS) is a leading developer, manufacturer, and retailer of educational products to child care programs, preschools, schools, and consumers. Formed through the combination of Earlychildhood LLC and SmarterKids.com, Inc., the company serves early childhood professionals, educators, and parents by providing quality educational products and programs for children from infancy to 12-year-olds. With scale, growth potential, proprietary product offerings, a multi-channel distribution strategy and extensive management expertise, LearningStar helps to further children's education and to reinforce the connection between schools and homes. The Company is composed of four business areas; Discount School Supply, a developer and multi-channel distributor of educational products and supplies for preschools and child care programs; Earlychildhood NEWS, an award-winning magazine offering information, curriculum and educational programs to teachers and parents; Educational Products, Inc., an innovative distributor of school supplies and educational products to the elementary school market through school fundraising programs; and SmarterKids.com, a leading online educational store and resource for parents. LearningStar is headquartered in Monterey, Calif. and Needham, Mass. More information on the Company can be found at www.learningstarcorp.com.

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR FORWARD-LOOKING STATEMENTS. CERTAIN INFORMATION INCLUDED IN THIS PRESS RELEASE (AS WELL AS INFORMATION INCLUDED IN ORAL STATEMENTS OR OTHER WRITTEN STATEMENTS MADE OR TO BE MADE BY LEARNINGSTAR) CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING AND OTHER MATTERS. SUCH FORWARD-LOOKING INFORMATION INVOLVES IMPORTANT RISKS AND UNCERTAINTIES THAT COULD SIGNIFICANTLY AFFECT ANTICIPATED RESULTS IN THE FUTURE AND, ACCORDINGLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY LEARNINGSTAR. FOR A DESCRIPTION OF ADDITIONAL RISKS AND UNCERTAINTIES, PLEASE REFER TO THE SMARTERKIDS.COM AND LEARNINGSTAR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING LEARNINGSTAR'S REGISTRATION STATEMENT ON FORM S-4.
                                      ###

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                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

     The press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934. This press release does not constitute an offer of sale of securities.

     On January 9, 2001, LearningStar Corp. filed a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the combination of SmarterKids.com and Earlychildhood. Investors and securityholders are urged to read the Registration Statement carefully. Investors and securityholders are able to obtain free copies of this document through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the Registration Statement and other documents may be obtained from LearningStar Corp. by directing a request by mail to 2 Lower Ragsdale Drive, Suite 200, Monterey, California 93940.

     You may read and copy any reports, statements or other information filed by LearningStar Corp. at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Security and Exchange Commission's other public reference rooms in New York, New York or Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

          INFORMATION CONCERNING PERSONS INVOLVED IN THE SOLICITATION

     Information about our directors and executive officers is contained in the LearningStar Registration Statement on Form S-4. This document has been filed with the SEC and is available at the Securities and Exchange Commission's website, http://www.sec.gov, the SEC's office and by contacting the LearningStar investor relations department.


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